Exhibit 12.1

BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor	Successor
	Two Months	Ten Months
	Ended	Ended
	February 29,	Decembr 31,	Years Ended December 31,
	2004	2004	2005	2006	2007	2008

Earnings:
Income (loss) from before provision for income taxes	$(783)	$(13,081)	$(38,928)	$(41,251)	$(64,763)	$(41,810)
Interest charges	704	3,399	17,842	25,463	34,390	39,514
Interest factor in operating rents(1)	121	524	2,365	2,568	3,993	3,775

Total income (loss)	42	(9,158)	(18,721)	(13,220)	(26,380)	1,479

Fixed charges:
Interest charges	704	3,399	17,842	25,463	34,390	39,514
Interest factor in operating rents(1)	121	524	2,365	2,568	3,993	3,775

Total fixed charges	825	3,923	20,207	28,031	38,383	43,289

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency	$(783)	$(13,081)	$(38,928)	$(41,251)	$(64,763)	$(41,810)

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.